# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ULTRALIFE CORP, CIK 0000875657
CUSIP: 903899102
Title of class of securities: Common Stock, $.10 par value per share
Address of issuer's principal executive offices: 2000 TECHNOLOGY PARKWAY, NEWARK, New York (NY), 14513
Date of event which requires filing of this statement: 10/27/2026
Filed by CIK 0000933430
Persons authorized to receive notices and communications: Charlene O'Connor, 5215 Old Orchard Rd., Suite 970, Skokie, Illinois (IL), 60077, 847-733-1230

## Reporting persons
- WHITMORE BRADFORD T (CIK 0000933430): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 205,915; shared voting power 6,502,920; sole dispositive power 205,915; shared dispositive power 6,502,920; aggregate amount beneficially owned 6,708,835 (40.3% of the class)
  Comment: Bradford T. Whitmore has shared voting power of 6,502,920 shares as the manager of Whitmore Holdings, LLC and as the manager of Zistar Management, LLC, a member and manager of SUNRAY I, LLC. Whitmore Holdings, LLC and SUNRAY I, LLC are the holders of the shares.
  Bradford T. Whitmore has shared dispositive power of 6,502,920 shares as the manager of Whitmore Holdings, LLC and as the manager of Zistar Management, LLC, a member and manager of SUNRAY I, LLC. Whitmore Holdings, LLC and SUNRAY I, LLC are the holders of the shares.
- SUNRAY I, LLC (CIK 0001564292): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 4,452,283; sole dispositive power 4,452,283; aggregate amount beneficially owned 4,452,283 (26.7% of the class)
- WHITMORE HOLDINGS, LLC: type of reporting person: other (OO); citizenship or place of organization: Tennessee (TN); source of funds: working capital (WC); sole voting power 2,050,637; sole dispositive power 2,050,637; aggregate amount beneficially owned 2,050,637 (12.3% of the class)
- ZISTAR MANAGEMENT, LLC: type of reporting person: other (OO); citizenship or place of organization: Tennessee (TN); source of funds: working capital (WC); sole voting power 4,452,283; sole dispositive power 4,452,283; aggregate amount beneficially owned 4,452,283 (26.7% of the class)
  Comment: Zistar Management, LLC has sole voting power of 4,452,283 shares as the manager of SUNRAY I, LLC, the holder of the shares.
  Zistar Management, LLC has sole dispositive power of 4,452,283 shares as the manager of SUNRAY I, LLC, the holder of the shares.
- BRADFORD WHITMORE TRUST: type of reporting person: other (OO); citizenship or place of organization: Tennessee (TN); source of funds: working capital (WC); shared voting power 6,502,920; shared dispositive power 6,502,920; aggregate amount beneficially owned 6,502,920 (39% of the class)
  Comment: Bradford Whitmore Trust has shared voting power of 6,502,920 shares as the sole member of Whitmore Holdings, LLC and the sole member of Zistar Management, LLC, the manager of SUNRAY I, LLC. Whitmore Holdings, LLC and SUNRAY I, LLC are the holders of the shares.
  Bradford Whitmore Trust has shared dispositive power of 6,502,920 shares as the sole member of Whitmore Holdings, LLC and the sole member of Zistar Management, LLC, the manager of SUNRAY I, LLC. Whitmore Holdings, LLC and SUNRAY I, LLC are the holders of the shares.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $.10 par value per share
Name of issuer: ULTRALIFE CORP
Address of issuer's principal executive offices: 2000 TECHNOLOGY PARKWAY, NEWARK, New York (NY), 14513
Comment:
The undersigned hereby amends its Schedule 13D as most recently amended on March 16, 2026 relating to the common stock ("Common Stock") of Ultralife Corporation (the "Issuer"). Bradford T. Whitmore, SUNRAY I, LLC, Whitmore Holdings, LLC, Zistar Management, LLC and Bradford Whitmore Trust are collectively referred to in this Amendment No. 11 as the "Filers".

Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D. Except as set forth herein, the Schedule 13D, as previously amended, remains unchanged.

## Item 2. Identity and Background
Name of person filing: This schedule is filed by Bradford T. Whitmore ("Whitmore"), SUNRAY I, LLC, a Delaware limited liability company ("SLLC"), Whitmore Holdings, LLC, a Tennessee limited liability company ("WHLLC"), Zistar Management, LLC, a Tennessee limited liability company ("ZMLLC"), and Bradford Whitmore Trust, a trust formed under the laws of the State of Tennessee ("Whitmore Trust") and, collectively with Whitmore, SLLC, WHLLC and ZMLLC, the "Filers". Whitmore is the sole Trustee of the Whitmore Trust, and the manager of WHLLC and ZMLLC.
Residence or business address: The business address of Whitmore is 5005 Maryland Way, Ste 260, Brentwood, TN 37027. The business address of SLLC, WHLLC, ZMLLC and Whitmore Trust is 5217 Meadowlake Road, Brentwood, TN 37027.
Present principal occupation or employment: The principal business of WHLLC and ZMLLC is that of being a holding company for various interests. Whitmore's principal occupation is that of being trustee of Whitmore Trust and manager of WHLLC and ZMLLC. The principal business of SLLC is to hold shares of the Issuer's Common Stock. The principal business of Whitmore Trust is to own WHLLC, ZMLLC and other assets.
Criminal convictions in the last five years: None of the persons referred to in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the persons referred to in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Whitmore is a citizen of the United States. SLLC is a Delaware limited liability company. WHLLC is a Tennessee limited liability company. ZMLLC is a Tennessee limited liability company. Whitmore Trust was formed under the laws of the State of Tennessee.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Common Stock beneficially owned by the Filers was purchased with working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
WHLLC Purchase of Common Stock

WHLLC purchased, between May 21, 2026 and May 26, 2026, a total of 108,878 shares of Common Stock of the Issuer subsequent to the last amended 13D filing on March 16, 2026.

Distribution and Contribution of Interest in SLLC

On October 27, 2026, WHLLC distributed to the Whitmore Trust the one percent (1%) equity interest in SLLC held by WHLLC. The Whitmore Trust then contributed the one percent (1%) equity interest in SLLC to ZMLLC.

Merger Agreement and Related Transactions

On October 27, 2026, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with EnerSys, a Delaware corporation ("Parent") and EnerSys Mergersub Inc., a Delaware corporation ("Merger Sub"). The Merger Agreement provides that, subject to the terms of the Merger Agreement, EnerSys Mergersub Inc. will commence a cash tender offer (the "Offer") to purchase all of the outstanding shares of Common Stock of the Issuer, at a price of $16 per share, net to the seller in cash, without interest, subject to applicable withholding taxes and on the terms and subject to the conditions set forth in the Merger Agreement.

The foregoing description of the Merger Agreement and the Offer does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 28, 2026 (the "Form 8-K") and incorporated herein by reference, and the description of the Merger Agreement and the Offer contained in the Form 8-K.

Tender and Support Agreement

In connection with the execution of the Merger Agreement, the Filers, solely in their capacities as stockholders of the Issuer, entered into a Tender and Support Agreement (the "Support Agreement") with Parent, Merger Sub and, solely for purposes of Section 5.4 thereof, the Issuer. The Support Agreement provides, among other things, that each applicable stockholder will tender all of the shares of Common Stock held by such stockholder in the Offer, subject to customary limitations and conditions.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Support Agreement, which is filed as Exhibit 2.1 to the Form 8-K and incorporated herein by reference. Filers disclaim any status as part of a group with the Acquirer whether under the Merger Agreement or the Support Agreement.

Except to the extent that the foregoing Merger Agreement and the Support Agreement may be deemed to be a plan or a proposal, the Filers have no plans or proposals which relate to, or would result in, any of the matters referred to in Paragraphs (a) through (j), inclusive, of Item 4 of the Schedule 13D. The Filers may, at any time and from time to time, review or reconsider their investment in the Company and formulate plans or proposals with respect thereto, but have no present intention of doing so.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Regarding aggregate beneficial ownership, see row 11 of the cover page of each Filer. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Filer. Regarding sole power to vote shares, see Row 7 of the cover page of each Filer. Regarding shared power to vote shares, see Row 8 of the cover page of each Filer. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Filer. Regarding shared power to dispose of these shares, see Row 10 of the cover page of each Filer. The percentage listed in Row 13 for the Filer was calculated based on 16,663,269 shares of Common Stock reported to be outstanding on August 3, 2026, as set forth in the Issuer's Quarterly Report on Form 10-Q for the three months ended June 30, 2026 filed with the Securities and Exchange Commission.
Number of shares as to which each person has sole or shared power to vote or dispose: Regarding aggregate beneficial ownership, see row 11 of the cover page of each Filer. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Filer. Regarding sole power to vote shares, see Row 7 of the cover page of each Filer. Regarding shared power to vote shares, see Row 8 of the cover page of each Filer. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Filer. Regarding shared power to dispose of these shares, see Row 10 of the cover page of each Filer. The percentage listed in Row 13 for the Filer was calculated based on 16,663,269 shares of Common Stock reported to be outstanding on August 3, 2026, as set forth in the Issuer's Quarterly Report on Form 10-Q for the three months ended June 30, 2026 filed with the Securities and Exchange Commission.
Transactions in the class effected during the past sixty days: On October 27, 2026, WHLLC distributed to the Whitmore Trust the one percent (1%) equity interest in SLLC held by WHLLC. The Whitmore Trust then contributed the one percent (1%) equity interest in SLLC to ZMLLC.
Other persons with the right to receive dividends or sale proceeds: No person other than the Filers is known to have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of the shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The description of the Merger Agreement and the Support Agreement set forth in Item 4 of this Amendment No. 11 is incorporated herein by reference.

Except as described herein, there are no contracts, arrangements, understandings or other relationships with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.1 Agreement and Plan of Merger, dated as of October 27, 2026, by and among the Issuer and EnerSys and EnerSys Mergersub, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K)

Exhibit 99.2 Tender and Support Agreement, dated as of October 27, 2026, by and among the Filers and EnerSys and EnerSys Mergersub, Inc. (incorporated by reference to Exhibit 10.1 of the Form 8-K)

Exhibit 99.3 Joint Filing Agreement

## Signatures
- WHITMORE BRADFORD T: Bradford T. Whitmore, Bradford T. Whitmore (10/29/2026)
- SUNRAY I, LLC: Zistar Management, LLC, Manager (10/29/2026)
- SUNRAY I, LLC: Bradford T. Whitmore, Manager, Zistar Management, LLC (10/29/2026)
- WHITMORE HOLDINGS, LLC: Bradford T. Whitmore, Manager (10/29/2026)
- ZISTAR MANAGEMENT, LLC: Bradford T. Whitmore, Manager (10/29/2026)
- BRADFORD WHITMORE TRUST: Bradford T. Whitmore, Trustee (10/29/2026)